UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 12, 2015

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports First Quarter 2015 Financial Results”.

The financial statements tables included in the press release (pages 5-7 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585) and March 6, 2015 (File No. 333-202550).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2015	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova Reports First Quarter 2015 Financial Results

Exceeds Top End of Revenue and Profitability Guidance
Provides Guidance of $33 to $35 Million in Revenue for Q2 2015

Rehovot, Israel, May 12, 2015 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today reported its 2015 first quarter results.

Quarterly Highlights:

•	Revenues of $27.5 million, exceeding top end of guidance, up 6% sequentially
•	Non-GAAP net income of $4.0 million, or $0.15 per diluted share, significantly exceeding top end of guidance, up 79% sequentially
•
Completed the acquisition of ReVera, a leading provider of advanced X-Ray metrology solutions. ReVera’s results will be consolidated into Nova’s financial results starting from the second quarter of 2015

•	Diversified customer mix yielded three customers contributing more than 20% each to the quarterly revenues, including two leading memory customers

GAAP Results ($K)
	Q1 2015	Q4 2014	Q1 2014
Revenues	$27,494	$25,823	$34,660
Net Income	$2,977	$3,291	$6,398
Earnings per Diluted Share	$0.11	$0.12	$0.23
NON-GAAP Results ($K)
	Q1 2015	Q4 2014	Q1 2014
Net Income	$4,034	$2,259	$6,929
Earnings per Diluted Share	$0.15	$0.08	$0.25

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude adjustments of deferred tax assets, stock based compensation expenses and acquisition related expenses.

Management Comments

“This was a very good start to 2015, with results exceeding the top end of our quarterly guidance for both revenue and profitability,” commented Eitan Oppenhaim, President and CEO of Nova. “Beyond our solid business and operational execution against our key strategic objectives, this quarter was highlighted by the milestone acquisition of ReVera. Following the closing we are satisfied with the integration process so far and encouraged by the growing adoption of our X-Ray solutions, which already extended our reach into the Memory space with three major Memory players ordering several XPS standalone tools. This progress has strengthened our outlook for the future, once again assuring our long-term growth model.”

“The recent acquisition is another key accomplishment in our strategic plan to diversify our portfolio and deliver organic and inorganic growth,” continued Mr. Oppenhaim. “Bookings for the expanded company in the first quarter, and thus far in the second quarter, reflect a pickup in business potential, which will drive growth in the following quarters, accelerating our growth for the whole year and bolstering our optimism going forward.”

2015 First Quarter Results

Total revenues for the first quarter of 2015 were $27.5 million, a sequential increase of 6% compared to the fourth quarter and a decrease of 21% relative to the first quarter of 2014. 2014 first quarter revenues benefited from a significant order that was recognized in the same quarter.

Gross margin for the first quarter of 2015 was 52%, effectively unchanged on a sequential basis and compared with 51% in the first quarter of 2014.

Operating expenses in the first quarter of 2015 were $12.1 million, and included $1.1 million of acquisition related expenses. This is compared sequentially to $11.9 million in the fourth quarter of 2014 and compared to $11.4 million in the first quarter of 2014.

On a GAAP basis, the company reported net income of $3.0 million, or $0.11 per diluted share, in the first quarter of 2015. This compares sequentially to net income of $3.3 million, or $0.12 per diluted share, in the fourth quarter of 2014. The Company generated net income of $6.4 million, or $0.23 per diluted share, in the first quarter of 2014.

On a Non-GAAP basis, which excludes adjustments of deferred tax assets, stock based compensation expenses and acquisition related expenses, the company reported net income of $4.0 million, or $0.15 per diluted share, in the first quarter of 2015. This compares sequentially to net income of $2.3 million, or $0.08 per diluted share, in the fourth quarter of 2014 and to net income of $6.9 million, or $0.25 per diluted share, in the first quarter of 2014.

Second Quarter Financial Outlook

Management provided an outlook for the second quarter, the period ending June 30, 2015. Based on current estimates, management expects:

•	$33 million to $35 million in revenue, representing sequential growth of at least 20%

•	$0.07 to $0.11 in non-GAAP EPS

•	$(0.03) to $0.01 in GAAP EPS, inclusive of approximately $2.9 million related to non-recurring acquisition-related expenses and amortization of acquired intangible assets.

2015 Analyst Day in New York City

Management will conduct an analyst day from 9 a.m. to noon on Tuesday, June 9 at the Le Parker Meridien 119 West 56th Street in New York City. The senior leadership team will address the company's strategic direction and the recent acquisition of ReVera, as well as discussing Nova’s unique product offerings and significant market opportunities.

Please email nvmi@haydenir.com if you are interested in attending.

Conference Call Information

Nova will host a conference call on Tuesday, May 12, 2015 at 4:30 p.m. Eastern Time, to discuss the first quarter results and future outlook.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number:  1-888-487-0360
ISRAEL Dial-in Number:  1809-24-5905
INTERNATIONAL Dial-in Number:  1-719-325-2434

At:

4:30 p.m. Eastern Time
1:30 p.m. Pacific Time
11:30 p.m. Israeli Time

The conference call will also be webcast live from a link on Nova’s website at http://ir.novameasuring.com. For those unable to participate in the conference call, there will be a replay available from a link on Nova’s website at http://ir.novameasuring.com.

About Nova: Nova Measuring Instrument Ltd. delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

This press release provides financial measures that exclude non-cash charges for adjustments of deferred tax assets, stock based compensation expenses and acquisition related expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on a small number of large customers and small number of suppliers; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to the extremely competitive market we are operation in;  risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on February 25, 2015. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of March 31,	As of December 31,
	2015	2014

CURRENT ASSETS
Cash and cash equivalents	17,454	13,649
Short-term interest-bearing bank deposits	58,792	107,289
Held for trading securities	1,953	1,995
Trade accounts receivable	18,062	15,566
Other receivable	46,500	-
Inventories	15,990	16,107
Deferred tax assets	475	142
Other current assets	2,595	2,928
	161,821	157,676
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	750	750
Deferred tax assets	1,887	1,654
Other long-term assets	172	169
Severance pay funds	1,535	1,580
	4,344	4,153

FIXED ASSETS, NET	11,147	11,450

TOTAL ASSETS	177,312	173,279

CURRENT LIABILITIES
Trade accounts payable	11,703	11,568
Deferred revenues	1,799	3,022
Other current liabilities	13,199	12,606
	26,701	27,196

LONG-TERM LIABILITIES
Liability for employee severance pay	2,404	2,465
Deferred revenues	157	36
	2,561	2,501

SHAREHOLDERS' EQUITY	148,050	143,582

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	177,312	173,279

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	March 31, 2015	December 31, 2014	March 31, 2014

REVENUES
Products	19,324	17,260	28,776
Services	8,170	8,563	5,884
	27,494	25,823	34,660

COST OF REVENUES
Products	8,639	7,394	12,797
Services	4,432	4,967	4,140
	13,071	12,361	16,937

GROSS PROFIT	14,423	13,462	17,723

OPERATING EXPENSES
Research and Development expenses, net	6,999	7,935	6,901
Sales and Marketing expenses	2,806	2,948	3,406
General and Administration expenses	1,224	981	1,064
Acquisition related expenses	1,106	-	-
	12,135	11,864	11,371

OPERATING PROFIT	2,288	1,598	6,352

FINANCING INCOME, NET	211	166	175

INCOME BEFORE INCOME TAXES	2,499	1,764	6,527

INCOME TAXES EXPENSES (BENEFIT)	(478)	(1,527)	129

NET INCOME FOR THE PERIOD	2,977	3,291	6,398

Earnings per share:
Basic	0.11	0.12	0.23
Diluted	0.11	0.12	0.23

Shares used for calculation of earnings per share:
Basic	27,210	27,273	27,432
Diluted	27,552	27,491	27,890

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	March 31, 2015	December 31, 2014	March 31, 2014

CASH FLOW – OPERATING ACTIVITIES

Net income for the period	2,977	3,291	6,398
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,060	1,005	902
Amortization of deferred stock-based compensation	517	510	522
Decrease in liability for employee termination benefits, net	(16)	(42)	(26)
Decrease (increase) in deferred tax assets, net	(566)	(1,542)	9
Loss on securities	42	175	-
Decrease (increase) in trade accounts receivable	(2,496)	7,208	5,741
Decrease (increase) in inventories	117	935	(1,360)
Decrease (increase) in other current and long termassets	330	(386)	(717)
Increase (decrease) in trade accounts payable and other long-term liabilities	135	2,674	(1,049)
Increase (decrease) in other current liabilities	475	(438)	1,233
Increase (decrease) in short and long term deferred revenues	(1,102)	(1,127)	1,083
Net cash provided by operating activities	1,473	12,263	12,736

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	48,497	(7,295)	(10,041)
Proceeds from short-term available for sale securities	-	1,617	1
Investment in short term held for trading securities	-	(1,942)	-
Payment on account of acquisition	(46,500)	-	-
Additions to fixed assets	(757)	(1,693)	(525)
Net cash provided by (used in) investment activities	1,240	(9,313)	(10,565)

CASH FLOW – FINANCING ACTIVITIES

Purchases of treasury shares	-	(2,450)	-
Shares issued under employee share-based plans	1,092	-	1,313
Net cash provided by (used in) financing activities	1,092	(2,450)	1,313

Increase in cash and cash equivalents	3,805	500	3,484
Cash and cash equivalents – beginning of period	13,649	13,149	17,542
Cash and cash equivalents – end of period	17,454	13,649	21,026

NOVA MEASURING INSTRUMENTS LTD.
DISCLOSURE OF NON-GAAP NET INCOME
(U.S. dollars in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2015	2014	2014

GAAP Net income for the period	2,977	3,291	6,398

Non-GAAP Adjustments:
Stock based compensation expenses	517	510	522
Deferred tax assets, net	(566)	(1,542)	9
Acquisition related expenses	1,106	-	-

Non-GAAP Net income for the period	4,034	2,259	6,929

Non-GAAP earning per share:
Basic	0.15	0.08	0.25
Diluted	0.15	0.08	0.25

Shares used for calculation of Non-GAAP earning per share:
Basic	27,210	27,273	27,432
Diluted	27,552	27,491	27,890